UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)

N.A.
(Translation of registrant’s name into English)

COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24
BOGOTA – COLOMBIA

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol Reports Amendments to Bylaws

Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; TSX: ECP) reports that, at the ordinary meeting of the Shareholders’ General Assembly, to be held on Thursday, March 26, 2015, the Company will present a proposal for an amendment to its bylaws.

The proposal is comprised of the following items:

1.	Incorporation of the following corporate governance practices recommended by the Superintendency of Finance in the New Code of Corporate Best Practices of Colombia:

•	Extension of the deadlines for convening ordinary and extraordinary meetings (amendment to Articles 19 and 20).

•	Majority of the Board of Directors to be comprised of independent directors (amendment to Paragraph 1, Article 23).

•	Possibility of carrying out different types of evaluations of the Board of Directors (amendment to Paragraph 5, Article 23).

•	Reference to guidelines regulating the appointment and duties of the President of the Board of the Directors and the Secretary of the Board of Directors (new Paragraph 6, Article 23).

•	Change in the name of the Audit Committee of the Board of Directors in order to make explicit its risk-management role (amendment to Paragraph 27.1, Article 27).

•	Obligation to comply with voluntarily adopted corporate governance practices (new Article 52).

For additional information, the text of the proposal can be reviewed on Ecopetrol S.A.'s website (www.ecopetrol.com.co).

2.	Capitalization of reserve accounts by increasing the nominal value of shares (amendment to Article 6).

This proposal is currently under review and will be posted on Ecopetrol S.A.’s website (www.ecopetrol.com.co) as soon as it becomes available.

Bogotá D.C., March 3, 2015

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Magda Manosalva
Name:	Magda Manosalva
Title:	Chief Financial Officer

Date: March 4, 2015